BANC OF AMERICA MERRILL LYNCH COMMERCIAL MORTGAGE INC.
One Bryant Park
New York, New York 10036

February 23, 2015

VIA FACSIMILE

Katherine Hsu, Esq.
Office Chief
Division of Corporation Finance
Office of Structured Finance
United States Securities and Exchange Commission
Mail Stop 3628
100 F Street, N.E.
Washington, D.C. 20549

Re:	Banc of America Merrill Lynch Commercial Mortgage Inc. Registration Statement on Form S-3 relating to Commercial Mortgage Pass-Through Certificates File No. 333-201743

Dear Ms. Hsu:

 In accordance with Rule 461 under the Securities Act of 1933, as amended, Banc of America Merrill Lynch Commercial Mortgage Inc. (the “Company”), hereby requests acceleration of effectiveness of the above-referenced Registration Statement to 12:00 p.m., Washington, D.C. time, on February 26, 2015 or as soon thereafter as practicable.

The Company is aware of its responsibilities under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, as they relate to proposed public offering of the securities specified in the above-captioned registration statement. The Company acknowledges that (a) should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (b) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (c) the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

BANC OF AMERICA MERRILL LYNCH COMMERCIAL MORTGAGE INC.

By:	/s/ Leland F. Bunch
Name: Leland F. Bunch
Title: Attorney-in-Fact

Cc: Henry A. LaBrun, Esq.
Cadwalader, Wickersham & Taft LLP

MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED
One Bryant Park
New York, New York 10036

February 23, 2015

VIA FACSIMILE

Katherine Hsu, Esq.
Office Chief
Division of Corporation Finance
Office of Structured Finance
United States Securities and Exchange Commission
Mail Stop 3628
100 F Street, N.E.
Washington, D.C. 20549

Re:	Banc of America Merrill Lynch Commercial Mortgage Inc. Registration Statement on Form S-3 relating to Commercial Mortgage Pass-Through Certificates File No. 333-201743

Dear Ms. Hsu:

In accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned, on behalf of the Registrant, Banc of America Merrill Lynch Commercial Mortgage Inc., hereby requests acceleration of effectiveness of the above-referenced Registration Statement to 12:00 p.m., Washington, D.C. time, on February 26, 2015 or as soon thereafter as practicable.

The undersigned is aware of its responsibilities under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, as they relate to the proposed public offering of the securities specified in the above-captioned registration statement.

MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED, as principal underwriter

By:	/s/ Leland F. Bunch
Name: Leland F. Bunch
Title: Attorney-in-Fact

Cc: Henry A. LaBrun, Esq.
Cadwalader, Wickersham & Taft LLP